                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE TO
                                (Rule 14D-100)
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934



                               PCORDER.COM, INC.
                      ----------------------------------
                      (Name of Subject Company (Issuer))


                            TRILOGY SOFTWARE, INC.
                     ------------------------------------
                     (Names of Filing Persons (Offerors))


                             CLASS A COMMON STOCK,
                           PAR VALUE $.01 PER SHARE
                        ------------------------------
                        (Title of Class of Securities)


                                  70453H10-7
                     -------------------------------------
                     (Cusip Number of Class of Securities)


                             Lance A. Jones, Esq.
                      Vice President and General Counsel
                            Trilogy Software, Inc.
                           6034 West Courtyard Drive
                              Austin, Texas 78730
                           Telephone: (512) 425-3167
                    --------------------------------------
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)


                                   Copy to:

                            Dennis R. Cassell, Esq.
                             Haynes and Boone, LLP
                 7501 N. Capital of Texas Highway, Suite A130
                              Austin, Texas 78731
                           Telephone: (512) 693-8388

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 /X/      third-party tender offer subject to Rule 14d-1.

 / /      issuer tender offer subject to Rule 13e-4.

 /X/      going-private transaction subject to Rule 13e-3.

 / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Preliminary Communication filed as part of this Schedule.

1. Press Release, dated November 1, 2000, reporting the filing of five lawsuits.

2. Agreement and Plan for Merger, dated as of October 25, 2000, by and among Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc.

pcOrder security holders and any potential investors in pcOrder stock are advised to carefully read the tender offer/going private statement on Schedule TO, the solicitation/recommendation statement on Schedule 14D-9 and any other documents pcOrder or Trilogy files with the Securities and Exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by pcOrder or Trilogy at the SEC's website at www.sec.gov. These documents (when available) may also be obtained for free by contacting Tiffany O'Brien at pcOrder (512.684.1171) or Jeanne McNeil at Trilogy (512.425.3483).

--------------------------------------------------------------------------------
                                                                          Page 1